UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Metro One Telecommunications, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)

59163F105
(CUSIP Number)

Kenneth D. Peterson, Jr.
Columbia Ventures Corporation
203 SE Park Plaza Drive, Suite 270
Vancouver, WA 98684
360-816-1840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2005
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. |_|

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 59163F105
1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth D. Peterson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	|X|
		(b)	|_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		3,090,000
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
		0
	10.	SHARED DISPOSITIVE POWER
		3,090,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.31%

14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Columbia Ventures Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	|X|
			(b)	|_|

3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			|_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Washington State

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		3,090,000
REPORTING
PERSON WITH
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
3,090,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.31%

14.	TYPE OF REPORTING PERSON CO

     Kenneth D. Peterson, Jr. ("Peterson") and Columbia Ventures Corporation ("Columbia") hereby file this Amendment No. 4 ("Amendment No. 4") to amend and supplement the Statement on Schedule 13D filed on March 7, 2005 and amended on March 25, 2005, May 10, 2005 and May 17, 2005, relating to Common Stock, no par value per share ("Common Stock"), issued by Metro One Telecommunications, Inc., an Oregon corporation (the "Issuer"). This Amendment No. 3 is being filed to reflect the changes in beneficial ownership of the Reporting Persons and changes in the information in Item 4 since the date of Amendment No. 3 to the Schedule 13D. As provided in the Joint Filing Agreement filed as an Exhibit to the original Schedule 13D, the Reporting Persons have agreed, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, to file one statement on Schedule 13D (and amendments thereto) with respect to their ownership of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 is hereby amended and restated in its entirety to read as follows:

"Columbia invested $4,157,091.34 of its working capital to acquire the 3,090,000 shares of Common Stock."

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired by Columbia for investment purposes.

     The investments in the Issuer by the Reporting Persons (and their affiliates) are continuously reviewed and, at any time, the amount of such investments may be increased, through open market purchases or otherwise, or decreased. While the Reporting Persons (and their affiliates) do not have any plans or proposals which relate to or would result in any of the following, except as discussed in the following paragraphs of this Item and the letter below, the Reporting Persons reserve the right at any time to pursue or support any one or more:

     (a) The acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure, except as discussed in the letter below;

     (g) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

    (j) Any action similar to any of those enumerated above.

     The Reporting Persons also seek to encourage management to address operating losses and increase shareholder value. The Reporting Persons have previously requested that management enhance shareholder value by (1) reducing the Issuer's advertising expenses and engaging an outside firm to evaluate the practicality of reducing other uses of cash, (2) considering the purchase of shares on the open market or paying a cash dividend to shareholders, and (3) possibly acquiring or merging with another company.

     The Reporting Persons proposed the following additional steps to enhance shareholder value in a letter to management of the Issuer on June 2, 2005:

1.	Appointing the Chief Executive Officer of the Issuer as Chief Executive Officer of its principal subsidiary, Infone, LLC, so as to allow him to focus on sales of that subsidiary's products.

2.	Appointing Kenneth D. Peterson, Jr., as interim Chief Executive Officer.

3.	Appointing Gary Henry, current Chief Operating Officer of the Issuer as the Issuer's President.

4.	Changing the non-management directors to new directors more responsive to shareholders.

5.	Approving the investment of $910,000 in additional shares of Issuer Common Stock at $1.10 per share by Columbia Ventures Corporation.

6.	Changes in the Issuer's dividend policy to more closely reflect the interests of shareholders.

A copy of the letter is attached to this Amendment 4 as Exhibit 99.1.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

     As of the date hereof, Columbia is the direct beneficial owner of 3,090,000 shares of Common Stock, over which it has shared voting and shared dispositive power. This number represents 12.31% of the issued and outstanding shares of Common Stock, based on 25,098,853 shares reported by the Issuer as issued and outstanding on May 6, 2005.

     As of the date hereof, Peterson may be deemed to be the indirect beneficial owner of 3,090,000 shares of Common Stock, over which it has shared voting and shared dispositive power. This number represents 12.31% of the issued and outstanding shares of Common Stock, based on 25,098,853 shares reported by the Issuer as issued and outstanding at May 6, 2005.

     The following sets forth certain information regarding all transactions in the Common Stock that were effected by a Reporting Person during the past sixty days:

Reporting Person	Date	Amount	Price Per Share	Where and How
		Bought (Sold)		Effected

Columbia	04/15/05	20,000 shares	$1.2605/share	Through BoA

Columbia	04/28/05	8,000 shares	$1.245/share	Through BoA
Columbia	04/29/05	91,000 shares	$1.0052/share	Through BoA
Columbia	05/02/05	119,000 shares	$.92696/share	Through BoA
Columbia	05/03/05	25,000 shares	$.9129/share	Through BoA
Columbia	05/06/05	69,000 shares	$.9179/share	Through BoA
Columbia	05/09/05	86,500 shares	$.8996/share	Through BoA
Columbia	05/10/05	20,500 shares	$.9198/share	Through BoA
Columbia	05/17/05	24,000 shares	$.8881/share	Through BoA
Columbia	05/18/05	15,000 shares	$.9234/share	Through BoA

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter to management

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2005	/s/ Kenneth D. Peterson, Jr.
Kenneth D. Peterson, Jr.

Columbia Ventures Corporation By: /s/ Kenneth D. Peterson, Jr. Its: Sole Shareholder, Director and Chief Executive Officer

June 2, 2005                                                        VIA E-MAIL and USPS

Mr. William Rutherford
Chairman of the Board
Mr. Tim Timmins
Chief Executive Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, OR 97007

Gentlemen:
    On May 16 I wrote to you on behalf of your largest shareholder and made several proposals designed to reduce Metro One's expenses to fit more closely with its current revenues as well as return some cash to shareholders rather than simply burn it up. I requested that you reply by May 23. On May 17 Mr. Rutherford indicated that the Board would "consider the matters raised in your letter and will respond to you in a timely manner." He also invited us to meet with him and a second Board member. To date we have not received a reply to our proposals even though more than ample time has passed to allow the Board the opportunity to respond as promised. Moreover, in spite of our repeated attempts to set up a meeting, no date was ever provided by the Chairman for such a meeting.

     Mr. Rutherford also suggested that we sign a Non Disclosure Agreement (NDA) "in order to share with you nonpublic information concerning Metro One's business and the status of its initiatives." As I have repeatedly stated, it does not seem necessary to have a NDA in place in order for the Board to respond to our proposals. On the other hand, after failing to hear any response to our proposal that the Company bring in an outside firm to ascertain if expenses could be brought more in line with revenues, we decided to volunteer our services in this regard. Thus, in the late afternoon of May 31 we sent you our suggested NDA whereby we would agree not to disclose or trade upon any confidential information provided to us in accordance with the agreement - but would permit us to make a tender offer for shares, or tender our shares and make disclosures required for us to comply with securities laws.

     Late in the afternoon on June 1 you sent back with your signature a NDA which is seriously deficient in that it explicitly attempts to "gag" us as your largest shareholder from advocating any further actions by shareholders or the Company. According to our counsel it also does not permit us to comply with our obligations under the securities laws. Finally, your proposed NDA does not provide assurance that any relevant non-public information will actually be supplied. Let me quote: "Notwithstanding any other provision hereof, the Company reserves the right not to make available hereunder any information, the provision of which is determined by it, in its sole discretion, to be inadvisable or inappropriate." Such an NDA is simply unreasonable and unacceptable. I called both of you to determine whether there was any reason to hope that reasonable changes could be made, but my calls have not been returned.

     Since our May 16 letter we have been contacted by numerous shareholders who have expressed strong support for our efforts to enhance shareholder value and hold the Board accountable. We have also been contacted by other firms who operate domestic and international call centers providing services similar to the Company. I have been told that over the last year or so they have attempted to contact the Company concerning consolidation opportunities. These attempts have, reportedly, been ignored.

     I have stated repeatedly that there is no reason why we must have an adversarial relationship since all of us ostensibly have the best interests of the Company, its shareholders and employees in mind. I simply would not have believed that we cannot have a discussion about the appropriate path for this Company to follow under the circumstances now existing. But our best efforts to engage in a meaningful discussion have been rebuffed. Nevertheless, we will try one last time for an amicable resolution.

     In light of your pointed refusal to respond as promised to our earlier proposals; in light of your refusal to commit to share any specific relevant information pursuant to a NDA; in light of the apparent refusal to even discuss consolidation even though the Company is burning millions of dollars every month in its current structure; and in light of your insistence that if we were to receive any confidential information we would be "gagged" and have to give up our rights as a shareholder to attempt to persuade others as to a specific course of action, even though the Board would not give up such rights, we have determined that the avenue you have left open to us as loyal shareholders who want this company to succeed is to request that the Board immediately take several actions as set forth below. If this Board agrees to these actions, and approves our investment, we are prepared to purchase 910,000 additional shares of new stock at a price of $1.10 each (above the current price and more than 15% above the average price over the last month) which would provide the Company with more than one million dollars of new equity and demonstrate our optimism about and commitment to these actions.

1.	Reassign Mr. Timmins as CEO of Infone LLC, reporting to the CEO of the parent, so that he can solely focus on building up that business.

2.	Appoint Kenneth D. Peterson, Jr. as the interim CEO of Metro One Telecommunications, Inc. I would serve for compensation of $1 (One Dollar) per month until a permanent CEO is appointed by the new Board.

3.	Appoint Gary Henry as President and COO of Metro One Telecommunications, Inc.

4.	Announce the resignation of the four independent Board members to be replaced by directors that we will propose at the meeting requested below.

5.	Delay the Annual Meeting and resolicit proxies to re-elect the newly appointed directors.

     Upon being appointed Interim CEO, my immediate aim would be to quickly work with the existing relevant management team to rightsize the Company. Assuming success with this initiative I would propose that the new Board declare a cash dividend to shareholders. I would also plan to commence discussions concerning consolidation opportunities with others in this industry with the objective of creating a larger, more efficient and diversified company so as to create more value for the owners of the Company.

     To some these actions may seem to indicate an emergency. THIS IS BECAUSE WE DO INDEED HAVE AN EMERGENCY. The Company is bleeding cash at a high rate, and has been doing so for two years. The Company, in spite of offering superb products, has lost several large customers and has either been unwilling or unable to restructure the business so as to live within the remaining revenues. The Company has spent $70 Million in advertising and marketing a product that has yet to generate any significant revenues, let alone profits. The Board refuses to respond to serious proposals from its largest shareholder while also reportedly ignoring offers to discuss consolidation opportunities, whether by way of rationalization of assets, acquisition or merger, with other industry participants. This is a recipe for potential disaster and shareholders have experienced the disaster as the share price has collapsed while Wall Street has given up on the Company. In spite of this record, the independent members of the Board continued to authorize hundreds of thousands of dollars in bonuses!

     Given the urgent nature of the situation, we request that you meet with us within 24 hours to discuss the speedy implementation of these actions. If not, we intend to take steps, including possibly calling a Special Shareholder Meeting, to assure that shareholders have the opportunity to exert control over their Company and hold the current Board members accountable. In short, please be assured that we are not going to simply go away and stop advocating actions designed to enhance shareholder value.

We await your prompt reply.

Very truly yours,

/s/ Kenneth D. Peterson, Jr.
Kenneth D. Peterson, Jr.
Chief Executive Officer